EXHIBIT 99.1

mCloud Special Committee Approves New Corporate Structure to Maximize Value from Exploration of Strategic Alternatives

  Approval enables process to pursue a transaction structure involving the sale of certain mCloud and AssetCare assets resulting in the separation of mCloud's business in two standalone parts: one part to focus on AssetCare and a second to independently focus on NGRAIN-related business
  An asset sale under this transaction structure would include the divestment of assets, certain legal entities, and global strategic agreements associated with AssetCare-related business for embedded AI-powered sustainability applications, with cash proceeds being used for payment of current mCloud obligations
  Such an asset sale would also leave the wholly owned subsidiary NGRAIN and its highly regulated defense business with the current public company
  Transaction structure aimed at maximizing shareholder value and expediting the Company's Strategic Process

SAN FRANCISCO, Aug. 21, 2023 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD) ("mCloud" or the "Company") a provider of cloud technology solutions optimizing the performance, reliability and sustainability of energy-intensive assets today announced the Company's special committee, composed of independent members of mCloud's Board of Directors (the "Special Committee"), in consultation with financial advisor ATB Capital Markets Inc. ("ATB"), approved the process of pursuing the separation of the Company with the intention of maximizing value and facilitating progress on the Company's exploration of strategic alternatives, originally announced on March 29, 2023 (the Company's "Strategic Process").

This approval from the Special Committee enables the pursuit of a potential transaction involving the sale of mCloud's broader industrial and commercial business, including assets, certain legal entities, and global strategic agreements attributable to AssetCare for embedded AI-powered sustainability applications while keeping all business activities subject to military, defense, and aerospace regulations in mCloud under its wholly owned subsidiary, NGRAIN (Canada) Corporation ("NGRAIN").

NGRAIN is an aerospace and defense technology company mCloud acquired in 2018. This structure would enable NGRAIN to remain focused on its highly regulated defense business on a standalone basis and would fully retain the aerospace and defense revenues attributable to its business. These revenues include long-standing, multi-year engagements with high profile customers.

This separation process is expected to enable maximum shareholder value in a potential transaction. Cash proceeds from the asset sale would be used for payment of current obligations of the Company. The Company intends to complete all necessary requirements to maintain compliance with requirements for public listing, including the completion of an audit for the financial year ended December 31, 2022.

In parallel, the Special Committee continues to investigate other potential transactions involving the entire business, including a sale of mCloud or the recapitalization of the Company. There can be no assurances that any contemplated transaction will be completed or that any successful transaction will result from the Strategic Process. Any potential transaction would remain subject to the satisfaction of certain customary closing conditions, including the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange.

As a general update on the Strategic Process, the Company today indicated it is currently working with various parties interested in the transaction structure announced today. Since the Company has not raised any new capital since its last update on the Strategic Process on May 23, 2023, the Company continues to closely manage its limited financial resources and continues to work closely with stakeholders on its current obligations, including secured creditors, to ensure mCloud remains compliant with approved waivers and extensions from its lenders.

About mCloud Technologies Corp.
mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific. mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements
This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein includes information concerning NGRAIN, the expected shareholder value from any proposed transaction involving the separation of the Company's business activities, the timing of any potential transaction, and the timing of payments for current obligations.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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For further information: Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781, ir@mcloudcorp.com;

CO: mCloud Technologies Corp.

CNW 23:55e 21-AUG-23